SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934


                             QUIKBYTE SOFTWARE, INC.
        ----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                 74838K108
        -----------------------------------------------------------------
                                 (CUSIP Number)

                               Michael A. Littman
                                7609 Ralston Road
                                Arvada, CO 80002

                                  (303) 422-8127
        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               March 24, 2007
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
                                 SCHEDULE 13D

- ------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Ponce Acquisition LLC (beneficially owned by M.A. Littman)
- ------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [_]

      (b) [_]
- ------------------------------------------------------------------
3     SEC USE ONLY
- ------------------------------------------------------------------
4     SOURCE OF FUNDS

     N/A
- ------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         [_]
- ------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Colorado
- ------------------------------------------------------------------

                  7     SOLE VOTING POWER

                        50,000
                        ----------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              ----------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               50,000
    WITH                ----------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0


- ------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      Ponce Acquisition LLC     50,000
      (Beneficially owned by M.A. Littman)

- ------------------------------------------------------------------
12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                               [_]
- ------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%

- ------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      Ponce Acquisition LLC (beneficially owned by M.A. Littman)
- ------------------------------------------------------------------

                                 SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

     This amendment to schedule 13d is related to the return and retirement to treasury of 149,950,000 shares of Common Stock of Quikbyte Software, Inc. (hereinafter the "Company", whose principal place of business is located at 7609 Ralston Road, Arvada, CO 80002 by Ponce Acquisition LLC, which had acquired the shares previously.

------------------------------------------------------------------------------

ITEM 2. IDENTITY AND BACKGROUND

N/A
- ------------------------------------------------------------------------------

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     N/A

- ------------------------------------------------------------------------------

ITEM 4. PURPOSE OF TRANSACTION


     The Reporting Persons acquired the securities (150,000,000 shares), in order to reorganize the company.

Other than the transaction for which this report is filed, Reporting Person has no further plans which relate to or would result in any of the matters set forth in subparagraph (a) through (j) of Item 4 of Form 13d:


- ------------------------------------------------------------------------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date of the filing of this Schedule, Reporting Persons are deemed to beneficially own 50,000 share2s of Common Stock of the Company, as follows; Ponce Acquisition LLC (beneficially M.A. Littman). Reporting person has returned 149,950,000 shares to treasury.

         Aggregate number of options owned:           0
         Percent of outstanding options owned:        0%

     (b) Sole Power of voting for Reporting Person:   50,000

     (c) Transactions in securities in the past       150,000,000 shares
                                                      acquired February 2007
         60 days for Reporting Persons:               149,950,000 (Retired to
                                                      Treasury) March 2007

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e)  Not applicable.
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                                     Page 4

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships with respect to securities of the issuer.

--------------------------------------------------------------------------------

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, we certify that the information as set forth in this statement is true, complete and correct.

Dated: April 5, 2007


                                          Ponce Acquisition LLC
                                          M. A. Littman

                                                  /s/M. A. Littman
                                                  ----------------------
                                                  M. A. Littman, Manager



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).









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